Letterhead of Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, NY 10019
Tel: 212-408-5100
Fax: 212-541-5369

J. Allen Miller
direct tel 212 408 5454
amiller@chadbourne.com

Robert Babula Staff Accountant Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C.	October 6, 2014

Re:
Enersis S.A.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 3, 2014
File No. 1-12440

Empresa Nacional De Electricidad S.A.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 1, 2014
File No. 1-13240

Dear Mr. Babula:

As a follow-up to my telephone conversation today with you, I am writing on behalf of Enersis S.A. and Empresa Nacional de Electricidad S.A. (the “Companies”) to confirm that Enersis S.A. and Empresa Nacional de Electricidad S.A. are in receipt of the letter dated September 23, 2014 from Ms. Jennifer Thompson, Accounting Branch Chief, providing comments on the above-referenced filings of the Companies.  Due to issues relating to internal resources and scheduling, the Companies have requested a 10 business day extension to October 22, 2014 to respond to the comment letter (we note that October 13, 2014 is a holiday).  This letter confirms our conversation during which the Companies were granted the extension request.

If you have any questions with regard to the foregoing or require additional information, please contact me at (212) 408-5454.

Very truly yours,

/s/ J. Allen Miller

J. Allen Miller

cc:	Jennifer Thompson
Elizabeth Sellers
JAM/bm